Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-290337

Powerlaw Corp.

43,242,931 Shares of Common Stock

___________

Supplement dated July 15, 2026 to the Prospectus dated May 20, 2026

___________

This supplement supplements certain information contained in the prospectus of Powerlaw Corp. (the “Fund”) dated May 20, 2026, as amended or supplemented (the “Prospectus”). Capitalized terms used in this supplement and not otherwise defined have the meaning specified in the Prospectus. You should carefully consider the “Risk Factors” section beginning on page 16 of the Prospectus.

Current Portfolio

The following table sets forth certain information as of June 30, 2026 for each of the Fund’s portfolio companies.

	Nature of
Portfolio	Principal	Investment	Cost of	FV of	Percentage
Company	Business	Structure(s)	Investment	Investment[1]	of Net Assets[2]	Shares/ Units
Canva, Inc.	Software	SPV ³	$6,782,818	$6,569,802	0.94%	3,848	shares of Common Stock
Colossal Biosciences Inc.	Biotechnology and Genetic Engineering	Direct Purchase	$19,999,989	$33,341,710	4.77%	1,339,584	shares of Common Stock
Databricks, Inc.	Software	SPV ³	$14,583,435	$20,845,090	2.97%	12,000	shares of Series A Preferred Stock,
						54,436	shares of Series J Preferred Stock,
						42,105	shares of Series L Preferred Stock
Deel, Inc.	Software	Direct Purchase,	$30,224,946	$29,982,768	4.28%	256,959	shares of Series A-3 Preferred Stock,
		SPV ³				513,919	shares of Series E Preferred Stock
Figma, Inc.	Software	Direct Purchase	$2,064,000	$1,166,805	0.17%	64,500	shares of Class A Common Stock
Kalshi Inc.	Financial	SPV ³	$20,624,260	$37,869,836	5.40%	23,382	shares of Common Stock,
	Technology					38,969	shares of Series E Preferred Stock
Mercor.io Corporation	Artificial Intelligence (AI)	SPV ³	$21,032,522	$19,994,611	2.85%	28,020	shares of Series C Preferred Stock
OpenAI Group PBC	Artificial Intelligence (AI)	SPV ³	$40,012,605	$46,924,979	6.69%	74,258	shares of Class A Common Stock
Payward, Inc. (aka Kraken)	Financial Technology	Direct Purchase, SPV ³	$26,278,577	$37,174,413	5.30%	148,349 263,926	shares of Common Stock, shares of Series Seed Preferred Stock,
						89,876	shares of Series A Preferred Stock,
						102,606	shares of Series C Preferred Stock
People Center Inc. d/b/a Rippling	Software	SPV ³	$4,968,400	$4,950,178	0.71%	90,826	shares of Class A Common Stock
Perplexity AI, Inc.	Artificial Intelligence (AI)	SPV ³	$8,240,207	$8,000,201	1.14%	115,037	shares of Series E Preferred Stock
Prometheus Industries, Inc.	Artificial Intelligence (AI)	SPV ³	$15,875,000	$15,725,000	2.24%	372,366	shares of Series B Preferred Stock
Saronic	Defense	SPV ³	$8,311,126	$8,057,344	1.15%	103,863	shares of Series Seed -1 Preferred Stock,
Technologies, Inc.	Products					179,085	shares of Series D Preferred Stock
Shield AI Holdings, Inc.	Defense Products	SPV ³	$26,070,000	$25,070,000	3.58%	162,681	shares of Series G Preferred Stock
Space Exploration Technologies Corp.	Aviation/Aerospace	SPV ³	$50,758,844	$189,523,047	27.04%	1,107,514	shares of Class A Common Stock
Stripe, Inc.	Financial Technology	Direct Purchase⁴	$15,005,029	$25,316,550	3.61%	401,850	shares of Class B Common Stock
Tether Holdings, S.A. de C.V.	Financial Technology	SPV ³	$21,200,000	$19,999,621	2.85%	6,456	shares of Common Stock
Vast Data Ltd.	Artificial	SPV ³	$25,750,012	$25,374,633	3.62%	239,932	shares of Common Stock,
	Intelligence (AI)					150,926	shares of Series B Preferred Stock,
						31,269	shares of Series F Preferred Stock
Waymo, LLC	Mobility Technology	Forward Contract⁵	$360,000	$360,000	0.05%	4,000	Membership Units
			$358,141,770	$556,246,588	79.36%

(1)	The values presented in this column reflect the unaudited fair value of such investments as of June 30, 2026, in accordance with the Fund’s valuation policies and procedures.

(2)	Calculated based on the Portfolio Company’s fair value as a percentage of the Fund’s net assets as of June 30, 2026.

(3)	All or a portion of this investment is held in one or more SPV’s in which the Fund has a direct investment. The SPV’s have either directly invested in the Portfolio Company or indirectly invested in the Portfolio Company through an SPV. The number of shares or units presented represents the number of securities of the underlying Portfolio Company for which the Fund has indirect economic exposure.

(4)	All or a portion of this investment is held through a Subsidiary.

(5)	All or a portion of this investment is held through forward contracts. Forward contracts involve the future delivery of securities of the Portfolio Company upon such securities becoming freely transferable or upon the removal of legends that restrict the transfer of such securities. The counterparties to the forward contracts are the direct holders of the restricted securities of the Portfolio Company.

Between May 13, 2026 and June 30, 2026, we acquired investments in the following Portfolio Companies, through SPVs: Prometheus Industries, Inc. and Shield AI Holdings, Inc. A brief description of each of these Portfolio Companies is included below:

Prometheus Industries, Inc.

Prometheus Industries, Inc. (“Prometheus”) is an artificial intelligence company focused on applying advanced AI to the design and manufacturing of complex physical products across the industrial economy. Co-founded by Jeff Bezos and Vik Bajaj, formerly of Google X and Alphabet’s Verily, and operating out of San Francisco, London, and Zurich, Prometheus is building what it describes as an “artificial general engineer”: a set of AI tools designed to dramatically compress the time required to design, simulate, and manufacture complex physical systems. The company’s technology targets pre-production optimization, including prototyping and tuning equipment and workflows, with initial focus areas spanning computing, aerospace, and automotive manufacturing. The underlying thesis is that AI-accelerated engineering represents a fundamental driver of civilizational productivity – compressing decade-long development cycles, such as jet engine design, by an order of magnitude or more.

Shield AI Holdings, Inc.

Shield AI Holdings, Inc. (“Shield AI”) is a defense technology company developing AI-powered autonomous systems for military aviation and related domains. Founded in 2015 and headquartered in San Diego, California, the company was built around the thesis that AI pilots will power every category of military asset, and that a software-first approach could enable a new generation of defense technology capability. Shield AI’s core product is Hivemind, a full autonomy stack that enables uncrewed aircraft to fly complex missions without GPS or communications in contested and degraded environments. The company works with eight of the top 25 defense primes, including General Atomics, Northrop Grumman, RTX, L3Harris, Kratos, and Airbus. Shield AI’s V-BAT vertical takeoff and landing drone has been operationally deployed in Ukraine, where it has executed missions in GPS-denied and heavily jammed environments.

2